

Mail Stop 3561

September 13, 2016

James J. Moore, Jr.
President and Chief Executive Officer
Atlantic Power Corporation
3 Allied Drive, Suite 220
Dedham, MA 02026

>   **Re:**   **Atlantic Power Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 7, 2016**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2016**
>   **File No. 1-34691**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1. Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note the decline in project income and increased impairment charges for each of the past two years. If material, please discuss these trends. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Item 8. Financial Statements and Supplementary Data

5. Equity method investments in unconsolidated affiliates, page F-24

2. We note that distributions from unconsolidated affiliates exceed equity in earnings from unconsolidated affiliates for each year presented. We also note your disclosure in Note 2(j) that cash flows from equity investees are considered a return of capital when distributions are generated from proceeds of either the sale of an investment in its entirety or a sale by the investee of all or a portion of its capital assets. Please tell us whether aggregate distributions from equity method investees exceed aggregate equity in earnings of unconsolidated affiliates, and why your accounting policy related to returns of capital complies with GAAP citing the authoritative guidance you applied.

3. We note your percentage ownership of the Frederickson project exceeds 50%. Please tell us and disclose in future filings why you do not control and consolidate the Frederickson project.

11. Long-term debt

Senior Secured Credit Facilities, page F-33

4. We note that the senior secured credit facilities includes restrictions on the Partnership's ability to make dividend payments or other distributions subject to customary carve-outs and exceptions and various thresholds. Please tell us the most significant restrictions on the ability of the Partnership to make dividends or distributions and what consideration you gave to providing the disclosures required by Rule 4-08(e)(3) if restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in undistributed earnings of equity method investees together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

12. Convertible debentures, page F-35

5. We note that the conversion price of most of the convertible debentures is denominated in Canadian dollars while the conversion price of the convertible debentures issued on July 5, 2012 is denominated in US dollars. As such, it appears the conversion feature embedded in the debentures issued in July 2012 is not indexed to your own stock and should be separated from the host contract and accounted for as a derivative pursuant to ASC 815. Please tell us how you accounted for the embedded conversion features and the basis in GAAP for your accounting.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Summary Compensation Table, page 40

6. We note that you have disclosed in the "Non-equity incentive plan compensation" column rather than the "Bonus" column amounts earned pursuant to the discretionary portion of your Short-Term Incentive Program, which is based on the "evaluation of the Corporation's overall performance, shareholder value, stakeholder value, optimization initiatives, environmental, health & safety (EH&S) and other qualitative measures including leadership, commitment and overall effectiveness." Please tell us your basis for disclosing these amounts in the "Non-equity incentive plan compensation" column. For guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts in the "Bonus" column pursuant to Item 402(c)(2)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products